aflease
It's a gold mine!

P O Box 262 • Dunnottar • 1590
No 1 Shaft, Sub Nigel Gold Mine Gauteng • South Africa
tel 27 11 814 4290 fax 27 11 814 7975
Vat No: 4560175723

RECEIVED
2008 APR 17 P 12: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 April 2008

[redacted]

08002711

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Trading Update dated 28 March 2008.
2. Audited Summarised Results for Year ended 31 December 2007 dated 31 March 2008
3. Notice of Posting Annual Report and Notice of Annual General Meeting dated 1 April 2008.

PROCESSED
MAY 27 2008
THOMSON REUTERS

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the company")

TRADING UPDATE

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading update as soon as they are reasonably certain that the financial results for the current reporting period will be more than 20% different from that of the previous corresponding period.

In light of the aforementioned requirements, Aflease Gold expects both the basic and fully diluted loss for the year ended 31 December 2007, to be between 15.78 cents and 16.80 cents higher than that of the prior comparative period.

Further to the above, Aflease Gold expects the headline loss per share for the year ended 31 December 2007, to be between 15.17 cents and 16.20 cents higher than that of the prior comparative period.

The expected losses are as a result of Aflease Gold's continuing development of a new gold mine at Modder East on the East Rand which is currently not an income generating operation.

Shareholders are advised that the above information has not been reviewed or reported on by Aflease Gold's external auditors. The company's results for the year ended 31 December 2007 are expected to be released on or about 31 March 2008.

Johannesburg
28 March 2008

Sponsor
Nedbank Capital

AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the company")

AUDITED SUMMARISED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

CONSOLIDATED BALANCE SHEET
as at 31 December 2007

	31 Dec	31 Dec
	2007	2006
	R'000	R'000
ASSETS		
Non-current assets		
Property, plant and equipment	279,058	166,971
Asset retirement fund	6,682	705
Restricted cash	1,596	-
Investment in subsidiary	-	-
Amounts due from related parties	268	72
	287,604	167,748
Current assets		
Inventories	289	289
Accounts receivables and prepayments	15,948	5,973
Cash and cash equivalents	634,315	65,479
	650,552	71,741
Total assets	938,156	239,489
SHAREHOLDERS' EQUITY		
Share capital and share premium	360,323	220,046
Contributed surplus	6,574	1,762
Accumulated deficit	(126,676)	(44,687)

	240,221	177,121
LIABILITIES		
Non-current liabilities		
Financial liabilities designated at fair value	622,040	-
Asset retirement obligation	7,445	2,572
Deferred taxation	31,411	31,411
	660,896	33,983
Current liabilities		
Trade and other payables	30,358	25,235
Taxation payable	2,005	-
Amounts owing to related parties	249	1,265
Provisions	4,426	1,885
	37,038	28,385
Total equity and liabilities	938,156	239,489

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2007

	31 Dec	**31 Dec**
	2007	**2006**
	12 months	**12 months**
	R'000	**R'000**
Revenue	-	-
Cost of Sales	-	-
Gross profit	-	-
Sundry income	3	301
General and administrative expenditure	(35,390)	(13,165)
Share options expensed	(4,812)	(1,762)

Exploration and pre-feasibility expenditure	(22,391)	(9,979)
Impairment of assets	(3,055)	-
Fair value adjustment on Financial liability	(22,040)	-
Operating loss	(87,686)	(24,605)
Finance income	8,470	1,804
Finance costs	(226)	(88)
Finance income - net	8,244	1,716
Loss before income taxes	(79,442)	(22,889)
Income tax expense	(2,547)	(333)
Net loss	(81,989)	(23,222)
Loss per share (cents)		
- Basic	(16.31)	(5.16)
- Diluted	(11.68)	(5.14)
- Headline	(15.70)	(5.16)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2007

	Share	**Share**	**Contributed**	**Accumulated**	**Total**
	Capital	**Premium**	**Surplus**	**Deficit**	
	R'000	**R'000**	**R'000**	**R'000**	**R'000**
Balance at 31 December 2005	1,881	14,389	-	(21,465)	(5,195)
Share issues	34,157	173,533	-	-	207,690
Share option scheme	-	-	1,762	-	1,762
Transaction cost	-	(3,914)	-	-	(3,914)
Net loss for the period	-	-	-	(23,222)	(23,222)
Balance at 31 December 2006	36,038	184,008	1,762	(44,687)	177,121
Share issues	28,638	111,804	-	-	140,442
Share option scheme	-	-	4,812	-	4,812
Transaction cost	-	(165)	-	-	(165)
Net loss for the period	-	-	-	(81,989)	(81,989)
Balance at 31 December 2007	64,676	295,647	6,574	(126,676)	240,220

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2007

	31 Dec 2007 R'000	31 Dec 2006 R'000
Cash utilised by operating activities	(37,623)	2,190
Cash utilised by operations	(36,097)	(18,660)
Utilised to increase / (decrease) working capital	(9,228)	19,467
Cash utilised by operating activities	(45,325)	807
Finance income	8,470	1,804
Finance costs	(226)	(88)
Taxation paid	(542)	(333)
Cash expended on investment activities	(111,972)	(51,136)
Additions to property, plant and equipment	(104,399)	(51,087)
Increase in investments	(7,574)	(49)
Cash flow from financing activities	718,432	114,206
Proceeds from issue of shares	140,277	110,473
Business combination	-	11,820
Increase in financial liabilities	579,367	-
(Decrease) / increase in amounts (due to) / due from related parties	(1,212)	(8,087)
Movement in cash and cash equivalents	568,837	65,260
Cash and cash equivalents at beginning of period	65,478	218
Cash and cash equivalents at end of period	634,315	65,479

1. Basis of Preparation

The consolidated financial statements of Aflease Gold Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") and comply with IAS34: Interim Financial Reporting.

The annual financial statements are prepared on the historical cost convention, as modified by the revaluation of financial liabilities (including derivative instruments) at fair value through profit or loss. Preparation of the annual

financial statements is consistent with the previous year. The annual financial statements incorporate the accounting policies set out below, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the relevant notes to the financial statements.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

(i) IFRS 2 (Amendment). Share-based payments - Vesting conditions and cancellations (effective from 1 January 2009) Earlier application is permitted. On 17 January 2008, the IASB published final amendments to IFRS 2 Share-based Payment to clarify the terms 'vesting conditions' and 'cancellations' as follows:

- Vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. Under IFRS 2, features of a share-based payment that are not vesting conditions should be included in the grant date fair value of the share-based payment. The fair value also includes market-related vesting conditions.

- All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. Under IFRS 2, a cancellation of equity instruments is accounted for as an acceleration of the vesting period. Therefore any amount unrecognised that would otherwise have been charged is recognised immediately. Any payments made with the cancellation (up to the fair value of the equity instruments) are accounted for as the repurchase of an equity interest. Any payment in excess of the fair value of the equity instruments granted is recognised as an expense.

(ii) IFRS 3 (Revised). Business combinations & IAS 27 (Revised). Consolidated and separate financial statements (effective from 1 July 2009) The revised IFRS 3 was a joint project of the IASB and the US FASB. The objective was to achieve convergence in accounting for business combinations.

There are still a few differences between IFRS and US GAAP but they have been substantially aligned. The revisions made to IFRS 3: Business Combinations and IAS 27: Consolidated and Separate Financial Statements have brought the accounting in line with the economic entity model. The Group will evaluate the impact on future business combinations as they occur.

(iii) IFRS 8. Operating Segments (effective from 1 January 2009) The standard requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. The Standard sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The disclosure should enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.

(iv) IAS 1. Presentation of financial statements (effective from 1 January 2009) The objective of this Standard is to prescribe the basis for presentation of general purpose financial statements, to ensure comparability both with the entity's financial statements of previous periods and with the financial statements of other entities. To achieve this objective, this Standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

(v) IAS 23. Borrowing cost - Revised (effective from 1 January 2009) The main change from the previous version of IAS 23 is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

(vi) IFRIC 11, Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

(i) IAS 1 & IAS 32. 'Puttables' amendment to IAS 32, Financial instruments: Presentation and IAS 1, Presentation of financial statements (effective from 1 January 2009). The IASB published an amendment on puttable instruments and limited life entities to IAS 32, Financial instruments: Presentation, on 14 February 2008. Earlier adoption is allowed. The impact would be most significant where issuers can be required to redeem instruments such as in the case of partnerships, finite life entities, co-operatives and entities in the investment management sector.

ii) IFRIC 12. Service concession arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements.

(iii) IFRIC 13. Customer Loyalty programmes (effective from 1 July 2008) It addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

(iv) IFRIC 14. IAS19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction (effective from 1 January 2008) It provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement.

2. Basic loss per share, diluted loss per share and headline loss per share reconciliation

	31 December 2007		31 December 2006	
Basic loss	(81,989)		(22,889)	
Weighted average number of shares outstanding of issued	502,681,903		443,166,965	
Number of shares in issue	524,132,006		473,889,600	
Diluted basic loss per share The potential ordinary shares of the Group, which consists of the convertible bonds and the employee share option scheme, have an antidilutive effect on the Basic loss per share as the instruments decrease the basic loss per share rather than increasing it, as required to qualify as dilutive. The instruments could potentially dilute basic earnings per share in the future.				
Potentially Diluted basic loss	(59,949)		(22,889)	
Weighted average number of shares outstanding of issued	513,215,920		444,939,171	
Reconciliation of weighted average number of shares and diluted average number of shares:				
Weighted average number of ordinary shares	502,681,903		443,166,965	
Adjusted for:				
Weighted average options granted potentially issued for no consideration	2,661,616		1,772,206	
Weighted average convertible bonds potentially convertible	7,872,401		-	
Potentially diluted average number of shares	513,215,920		444,939,171	
Reconciliation of basic loss and potentially diluted loss:				
Loss before tax	(81,989)		(22,889)	
Fair value adjustment on Convertible bonds	22,040		-	

Potentially diluted Loss	(59,949)		(22,889)	
Headline loss				
Net (loss) / profit	(78,934)		(22,889)	
Weighted average number of shares outstanding of issued	502,681,903		443,166,965	
Reconciliation of basic loss and headline loss for the period:				
Loss before tax	(81,989)		(22,889)	
Impairment write-downs	3,055		-	
Headline earnings	(78,934)		(22,889)	

3. Contingent Liabilities and Commitments

	31 Dec 2007	31 Dec 2006
	12 months	12 months
	R'000	R'000
Guarantees	21.790	1,325
Capital commitments	897,999	144,487
Operating lease commitments	3,926	4,025

4. Business combinations

In the prior financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	2006
	R'000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281
Receivables and payments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liabilities	(31,411)
Value of business combination	96,418

5. Subsequent events

On 27 February 2008 the Minister of Minerals and Energy granted Aflease Gold a mining right for Sub Nigel 1, for gold ore and associated minerals.

Mali Holdings (Pty) Ltd and Morris Mining (Pty) Ltd were deregistered on 4 January 2008.

6. Audit opinion

These summarized group financial statements are based on the audited group financial statements for the year ended 31 December 2007 as audited by the Group's auditors, PricewaterhouseCoopers Inc.

Their unqualified audit opinion is available for inspection at the Company's registered office.

7. Commentary for the year ended 31 December 2007

On the 10th September 2007,Aflease Gold announced that it had upgraded its Level 1 American Depository Receipts (ADR)program to list on the International PrimeQX tier of the OTCQX, a new market in the United States for international listed companies, operated by Pink Sheets LLC.
The OTCQX market provides a gateway to U.S. securities markets for international companies which are already listed on a qualified foreign stock exchange. The decision to pursue an International PrimeQX listing was prompted by the desire to enhance the trading liquidity of Aflease Gold's shares in the United States, to attract a larger foreign investor base and to increase the capital markets profile of the Company.

Following a fully revised audited feasibility study on the Modder East Gold Project ("Modder East") carried out by Turgis Consulting (Pty) Ltd. and independently

audited by SRK Consulting (South Africa)(Pty) Ltd., Aflease Gold on 3 October 2007 announced an enlarged 180 000 oz per annum Modder East Project.
Based on the original feasibility study assumptions of a gold price of US$ 629 per ounce and an exchange rate of US$ 1.00: ZAR 6.585, the highlights of the revised feasibility study were:

- A 27% increase in probable reserves to 1.36 million ounces of gold (contained within 7.7 million tonnes of ore at an average head grade of 5.51 g/t) from 1.07 million ounces of gold (contained within 6.68 million tonnes of ore at an average head grade of 5.00 g/t) in the original feasibility study.
- Average production at steady state (2012 to 2014) increases by 65% to 181,000 ounces of gold per annum from 110,000 ounces of gold per annum.
- Life of mine average cash operating cost have decreased by 3% to US$211 per ounce from US$217 per ounce.
- Remaining construction capital expenditure, including contingencies, is estimated at ZAR 687 million (US$ 104 million).
- A 91% improvement in NPV at an 8% discount rate, from ZAR 484 million (US$ 73 million) to ZAR 925 million (US$ 140 million).
- A 34.5% improvement in after-tax IRR, from 31% to 41.7%.
  Project payback is 4.3 years and slightly less than 3 years from the start of on-reef development.

On 19 October 2007 Aflease Gold announced that, subject to the fulfillment of certain conditions, it has placed ZAR 400 million of convertible bonds due 2012 to international institutional investors and that it could place a further ZAR 200 million on the same pricing terms, taking the maximum notional amount of the bonds to ZAR 600 million. Aflease Gold subsequently announced that it had placed a further ZAR 200 million.
The ordinary resolution approving the convertible bond issue as set out in the notice to shareholders dated 27 November 2007, was passed by the requisite majority at the general meeting of the Company held on 12 December 2007.

This financing represents another significant achievement and milestone in that the Modder East project is now fully funded.

Signed on behalf of the Board

N J Froneman
Chief Executive Officer

P B Kruger
Company Secretary

Johannesburg
31 March 2008

Sponsor
Nedbank Capital

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold")

Posting of Aflease Gold's annual report and annual general meeting

In compliance with section 3.22 of the JSE Listings Requirements, shareholders are advised as follows:

Annual report

Further to Aflease Gold's audited summarised results for the year ended 31 December 2007, released on 31 March 2008, the annual report was posted on Monday, 31 March 2008. The annual report contains no modifications to the aforementioned audited summarised results.

Annual general meeting

The annual general meeting of the shareholders of Aflease Gold will be held at 10:00 on 18 June 2008 at Nedbank Head Office, Room 8, Ground Floor, Block D, 135 Rivonia Road, Sandton, to transact the business as stated in the notice of the annual general meeting forming part of the annual report.

Johannesburg
1 April 2008

Sponsor
Nedbank Capital

AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the company")

AUDITED SUMMARISED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

CONSOLIDATED BALANCE SHEET
as at 31 December 2007

	31 Dec	**31 Dec**
	2007	**2006**
	R'000	**R'000**
ASSETS		
Non-current assets		
Property, plant and equipment	279,058	166,971
Asset retirement fund	6,682	705
Restricted cash	1,596	-
Investment in subsidiary	-	-
Amounts due from related parties	268	72
	287,604	167,748
Current assets		
Inventories	289	289
Accounts receivables and prepayments	15,948	5,973
Cash and cash equivalents	634,315	65,479
	650,552	71,741
Total assets	938,156	239,489
SHAREHOLDERS' EQUITY		
Share capital and share premium	360,323	220,046
Contributed surplus	6,574	1,762
Accumulated deficit	(126,676)	(44,687)

	240,221	177,121
LIABILITIES		
Non-current liabilities		
Financial liabilities designated at fair value	622,040	-
Asset retirement obligation	7,445	2,572
Deferred taxation	31,411	31,411
	660,896	33,983
Current liabilities		
Trade and other payables	30,358	25,235
Taxation payable	2,005	-
Amounts owing to related parties	249	1,265
Provisions	4,426	1,885
	37,038	28,385
Total equity and liabilities	938,156	239,489

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2007

	31 Dec	**31 Dec**
	2007	**2006**
	12 months	**12 months**
	R'000	**R'000**
Revenue	-	-
Cost of Sales	-	-
Gross profit	-	-
Sundry income	3	301
General and administrative expenditure	(35,390)	(13,165)
Share options expensed	(4,812)	(1,762)

Exploration and pre-feasibility expenditure	(22,391)	(9,979)
Impairment of assets	(3,055)	-
Fair value adjustment on Financial liability	(22,040)	-
Operating loss	(87,686)	(24,605)
Finance income	8,470	1,804
Finance costs	(226)	(88)
Finance income - net	8,244	1,716
Loss before income taxes	(79,442)	(22,889)
Income tax expense	(2,547)	(333)
Net loss	(81,989)	(23,222)
Loss per share (cents)		
- Basic	(16.31)	(5.16)
- Diluted	(11.68)	(5.14)
- Headline	(15.70)	(5.16)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2007

	Share	**Share**	**Contributed**	**Accumulated**	**Total**
	Capital	**Premium**	**Surplus**	**Deficit**	
	R'000	**R'000**	**R'000**	**R'000**	**R'000**
Balance at 31 December 2005	1,881	14,389	-	(21,465)	(5,195)
Share issues	34,157	173,533	-	-	207,690
Share option scheme	-	-	1,762	-	1,762
Transaction cost	-	(3,914)	-	-	(3,914)
Net loss for the period	-	-	-	(23,222)	(23,222)
Balance at 31 December 2006	36,038	184,008	1,762	(44,687)	177,121
Share issues	28,638	111,804	-	-	140,442
Share option scheme	-	-	4,812	-	4,812
Transaction cost	-	(165)	-	-	(165)
Net loss for the period	-	-	-	(81,989)	(81,989)
Balance at 31 December 2007	64,676	295,647	6,574	(126,676)	240,220

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2007

	31 Dec	31 Dec
	2007	2006
	R'000	R'000
Cash utilised by operating activities	(37,623)	2,190
Cash utilised by operations	(36,097)	(18,660)
Utilised to increase / (decrease) working capital	(9,228)	19,467
Cash utilised by operating activities	(45,325)	807
Finance income	8,470	1,804
Finance costs	(226)	(88)
Taxation paid	(542)	(333)
Cash expended on investment activities	(111,972)	(51,136)
Additions to property, plant and equipment	(104,399)	(51,087)
Increase in investments	(7,574)	(49)
Cash flow from financing activities	718,432	114,206
Proceeds from issue of shares	140,277	110,473
Business combination	-	11,820
Increase in financial liabilities	579,367	-
(Decrease) / increase in amounts (due to) / due from related parties	(1,212)	(8,087)
Movement in cash and cash equivalents	568,837	65,260
Cash and cash equivalents at beginning of period	65,478	218
Cash and cash equivalents at end of period	634,315	65,479

1. Basis of Preparation

The consolidated financial statements of Aflease Gold Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") and comply with IAS34: Interim Financial Reporting.

The annual financial statements are prepared on the historical cost convention, as modified by the revaluation of financial liabilities (including derivative instruments) at fair value through profit or loss. Preparation of the annual

financial statements is consistent with the previous year. The annual financial statements incorporate the accounting policies set out below, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the relevant notes to the financial statements.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

(i) IFRS 2 (Amendment). Share-based payments - Vesting conditions and cancellations (effective from 1 January 2009) Earlier application is permitted. On 17 January 2008, the IASB published final amendments to IFRS 2 Share-based Payment to clarify the terms 'vesting conditions' and 'cancellations' as follows:

- Vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. Under IFRS 2, features of a share-based payment that are not vesting conditions should be included in the grant date fair value of the share-based payment. The fair value also includes market-related vesting conditions.

- All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. Under IFRS 2, a cancellation of equity instruments is accounted for as an acceleration of the vesting period. Therefore any amount unrecognised that would otherwise have been charged is recognised immediately. Any payments made with the cancellation (up to the fair value of the equity instruments) are accounted for as the repurchase of an equity interest. Any payment in excess of the fair value of the equity instruments granted is recognised as an expense.

(ii) IFRS 3 (Revised). Business combinations & IAS 27 (Revised). Consolidated and separate financial statements (effective from 1 July 2009) The revised IFRS 3 was a joint project of the IASB and the US FASB. The objective was to achieve convergence in accounting for business combinations.

There are still a few differences between IFRS and US GAAP but they have been substantially aligned. The revisions made to IFRS 3: Business Combinations and IAS 27: Consolidated and Separate Financial Statements have brought the accounting in line with the economic entity model. The Group will evaluate the impact on future business combinations as they occur.

(iii) IFRS 8. Operating Segments (effective from 1 January 2009) The standard requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. The Standard sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The disclosure should enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.

(iv) IAS 1. Presentation of financial statements (effective from 1 January 2009) The objective of this Standard is to prescribe the basis for presentation of general purpose financial statements, to ensure comparability both with the entity's financial statements of previous periods and with the financial statements of other entities. To achieve this objective, this Standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

(v) IAS 23. Borrowing cost - Revised (effective from 1 January 2009) The main change from the previous version of IAS 23 is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

(vi) IFRIC 11, Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

(i) IAS 1 & IAS 32. 'Puttables' amendment to IAS 32, Financial instruments: Presentation and IAS 1, Presentation of financial statements (effective from 1 January 2009). The IASB published an amendment on puttable instruments and limited life entities to IAS 32, Financial instruments: Presentation, on 14 February 2008. Earlier adoption is allowed. The impact would be most significant where issuers can be required to redeem instruments such as in the case of partnerships, finite life entities, co-operatives and entities in the investment management sector.

ii) IFRIC 12. Service concession arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements.

(iii) IFRIC 13. Customer Loyalty programmes (effective from 1 July 2008) It addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

(iv) IFRIC 14. IAS19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction (effective from 1 January 2008) It provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement.

2. Basic loss per share, diluted loss per share and headline loss per share reconciliation

	31 December 2007		31 December 2006	
Basic loss	(81,989)		(22,889)	
Weighted average number of shares outstanding of issued	502,681,903		443,166,965	
Number of shares in issue	524,132,006		473,889,600	
Diluted basic loss per share The potential ordinary shares of the Group, which consists of the convertible bonds and the employee share option scheme, have an antidilutive effect on the Basic loss per share as the instruments decrease the basic loss per share rather than increasing it, as required to qualify as dilutive. The instruments could potentially dilute basic earnings per share in the future.				
Potentially Diluted basic loss	(59,949)		(22,889)	
Weighted average number of shares outstanding of issued	513,215,920		444,939,171	
Reconciliation of weighted average number of shares and diluted average number of shares:				
Weighted average number of ordinary shares	502,681,903		443,166,965	
Adjusted for:				
Weighted average options granted potentially issued for no consideration	2,661,616		1,772,206	
Weighted average convertible bonds potentially convertible	7,872,401		-	
Potentially diluted average number of shares	513,215,920		444,939,171	
Reconciliation of basic loss and potentially diluted loss:				
Loss before tax	(81,989)		(22,889)	
Fair value adjustment on Convertible bonds	22,040		-	

Potentially diluted Loss	(59,949)		(22,889)	
Headline loss				
Net (loss) / profit	(78,934)		(22,889)	
Weighted average number of shares outstanding of issued	502,681,903		443,166,965	
Reconciliation of basic loss and headline loss for the period:				
Loss before tax	(81,989)		(22,889)	
Impairment write-downs	3,055		-	
Headline earnings	(78,934)		(22,889)	

3. Contingent Liabilities and Commitments

	31 Dec 2007	31 Dec 2006
	12 months	12 months
	R'000	R'000
Guarantees	21.790	1,325
Capital commitments	897,999	144,487
Operating lease commitments	3,926	4,025

4. Business combinations

In the prior financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	2006
	R'000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281
Receivables and payments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liabilities	(31,411)
Value of business combination	96,418

5. Subsequent events

On 27 February 2008 the Minister of Minerals and Energy granted Aflease Gold a mining right for Sub Nigel 1, for gold ore and associated minerals.

Mali Holdings (Pty) Ltd and Morris Mining (Pty) Ltd were deregistered on 4 January 2008.

6. Audit opinion

These summarized group financial statements are based on the audited group financial statements for the year ended 31 December 2007 as audited by the Group's auditors, PricewaterhouseCoopers Inc.

Their unqualified audit opinion is available for inspection at the Company's registered office.

7. Commentary for the year ended 31 December 2007

On the 10th September 2007, Aflease Gold announced that it had upgraded its Level 1 American Depository Receipts (ADR)program to list on the International PrimeQX tier of the OTCQX, a new market in the United States for international listed companies, operated by Pink Sheets LLC.
The OTCQX market provides a gateway to U.S. securities markets for international companies which are already listed on a qualified foreign stock exchange. The decision to pursue an International PrimeQX listing was prompted by the desire to enhance the trading liquidity of Aflease Gold's shares in the United States, to attract a larger foreign investor base and to increase the capital markets profile of the Company.

Following a fully revised audited feasibility study on the Modder East Gold Project ("Modder East") carried out by Turgis Consulting (Pty) Ltd. and independently

audited by SRK Consulting (South Africa)(Pty) Ltd., Aflease Gold on 3 October 2007 announced an enlarged 180 000 oz per annum Modder East Project.
Based on the original feasibility study assumptions of a gold price of US$ 629 per ounce and an exchange rate of US$ 1.00: ZAR 6.585, the highlights of the revised feasibility study were:

- A 27% increase in probable reserves to 1.36 million ounces of gold (contained within 7.7 million tonnes of ore at an average head grade of 5.51 g/t) from 1.07 million ounces of gold (contained within 6.68 million tonnes of ore at an average head grade of 5.00 g/t) in the original feasibility study.
- Average production at steady state (2012 to 2014) increases by 65% to 181,000 ounces of gold per annum from 110,000 ounces of gold per annum.
- Life of mine average cash operating cost have decreased by 3% to US$211 per ounce from US$217 per ounce.
- Remaining construction capital expenditure, including contingencies, is estimated at ZAR 687 million (US$ 104 million).
- A 91% improvement in NPV at an 8% discount rate, from ZAR 484 million (US$ 73 million) to ZAR 925 million (US$ 140 million).
- A 34.5% improvement in after-tax IRR, from 31% to 41.7%.
  Project payback is 4.3 years and slightly less than 3 years from the start of on-reef development.

On 19 October 2007 Aflease Gold announced that, subject to the fulfillment of certain conditions, it has placed ZAR 400 million of convertible bonds due 2012 to international institutional investors and that it could place a further ZAR 200 million on the same pricing terms, taking the maximum notional amount of the bonds to ZAR 600 million. Aflease Gold subsequently announced that it had placed a further ZAR 200 million.
The ordinary resolution approving the convertible bond issue as set out in the notice to shareholders dated 27 November 2007, was passed by the requisite majority at the general meeting of the Company held on 12 December 2007.

This financing represents another significant achievement and milestone in that the Modder East project is now fully funded.

Signed on behalf of the Board

N J Froneman Chief Executive Officer	P B Kruger Company Secretary

Johannesburg
31 March 2008

Sponsor
Nedbank Capital

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold")

Posting of Aflease Gold's annual report and annual general meeting

In compliance with section 3.22 of the JSE Listings Requirements, shareholders are advised as follows:

Annual report

Further to Aflease Gold's audited summarised results for the year ended 31 December 2007, released on 31 March 2008, the annual report was posted on Monday, 31 March 2008. The annual report contains no modifications to the aforementioned audited summarised results.

Annual general meeting

The annual general meeting of the shareholders of Aflease Gold will be held at 10:00 on 18 June 2008 at Nedbank Head Office, Room 8, Ground Floor, Block D, 135 Rivonia Road, Sandton, to transact the business as stated in the notice of the annual general meeting forming part of the annual report.

Johannesburg
1 April 2008

Sponsor
Nedbank Capital

END